TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES DATES FOR ITS SECOND QUARTER 2018 RESULTS

Toronto, Ontario, July 10, 2018 – IAMGOLD Corporation ("IAMGOLD" or the "Company") will release its second quarter 2018 financial results after market hours on Wednesday, August 8th, 2018.

CONFERENCE CALL

A conference call will be held on Thursday, August 9th, 2018 at 8:30 a.m. (Eastern Time) for a discussion with management regarding the Company's operating performance and financial results for the second quarter 2018. A webcast of the conference call will be available through the Company's website at www.iamgold.com.

Conference Call Information:

North America Toll-Free: 1-800-319-4610 or International number: 1-604-638-5340

A replay of this conference call will be available for one month following the call by dialing:

North America toll-free: **1-800-319-6413** or International number: **1-604-638-9010**, passcode: 2449#

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.
Si vous désirez obtenir la version française de ce communiqué, veuillez consulter http://www.iamgold.com/French/accueil/default.aspx